Exhibit 99.3

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

(Randgold Resources” or the “Company”)

RANDGOLD RESOURCES ANNOUNCES CHANGE OF SENIOR INDEPENDENT DIRECTOR AND APPOINTMENT OF ADDITIONAL MEMBER OF REMUNERATION COMMITTEE

Jersey, Channel Islands, 2 August 2016 – As reported in Randgold Resources’ annual report for the year ended 31 December 2015, Norborne Cole, Senior Independent Director of the Company is expected to retire towards the end of 2016. As such, the Company announces the appointment of Andrew Quinn, as Senior Independent Director with effect from 31 October 2016. Mr Quinn joined the board of Randgold Resources in 2011 as a non-executive director and is Chairman of the Remuneration Committee and a member of the Audit Committee. Norborne Cole will continue as the Company’s Senior Independent Director until that date.

Randgold Resources is also pleased to announce that Jamil Kassum, a non-executive director of the Company has been appointed to the Remuneration Committee with effect from 2 August 2016. Jamil Kassum will continue as Chairman of the Audit Committee and as a member of the Governance & Nomination Committee.

Randgold Resources Enquiries:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 7711338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com